198

02055335

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Investment Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

FILE NO. 82- 3964 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 10/9/02

HENDERSON INVESTMENT LIMITED

2001/2002
Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2002 amounted to HK$1,780 million, representing a decrease of 10% from that reported in the previous financial year. The turnover of your Group showed an increase of 13% over that of the previous financial year and amounted to HK$1,188 million.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2002. The total distribution per share of HK$0.22 for the full year, including the interim dividend of HK$0.11 per share already paid, represents a decrease of 4% from the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 11th December, 2002.

BUSINESS REVIEW

Property Rental

As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to 1.8 million sq.ft. Total gross rental income of the Group amounted to approximately HK$607 million, reflecting an increase of 18% over that recorded in the previous financial year and representing 48% of the total revenue of the Group. Rental income has become a steady source of income to the Group. Performance of the local economy, similar to that of the United States, had been subject to volatility. This had adversely affected the property rental market and local consumer spending. However, the major retail shopping properties owned by the Group were able to maintain an overall occupancy rate of 93% whilst rental levels generally remained steady. Such resilience shown from the Group's rental property portfolio is mainly a result of the positioning strategy adopted by the Group whereby most of the Group's retail shopping podiums are located in the new towns and right at the existing and planned mass transportation network. Thus, during the financial year under review, there was an increase recorded in the rental level and also an improvement shown in the occupancy in respect of certain retail shopping centres owned by the Group. Further, the disposal of equity interests in the retail shopping podium in the City One Shatin project also brought substantial profit to the Group in the financial year under review.

Hotel & Retailing Operations

Since the local tourist industry had been affected by the negative impacts of the economic developments occurring both locally as well as overseas, the Group's two Newton Hotels recorded an operating loss in the financial year under review as room tariffs were subject to pressure for downward adjustments, notwithstanding that the average occupancy rate was maintained at 89%, being the same as that recorded in the previous financial year.

In respect of retailing operation, the Group now operates a total number of six outlets of Citistore department stores. Notwithstanding a decrease recorded in the Group's turnover in its retailing operation in light of the slowdown in the local economy and contraction in consumer spending, overall operating profit showed an increase as efficiencies were improved due to management efforts made.

Infrastructural Projects

In the past financial year, the toll-bridge and toll-road joint venture operations of the Group in Mainland China continued to make contributions to the Group's profit. The turnover and profit of these two categories of business operations totally amounted to HK$222 million and HK$145 million respectively.

Associated companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")- 36.42% owned by your Group: Hong Kong and China Gas reported a slight increase in profit to approximately HK$1.7 billion for the six months ended 30th June, 2002 as compared to the profit of the corresponding period in the previous financial year. The number of customers reached 1,436,984, representing an increase of approximately 5% over that of the previous year. With respect to the energy business of this group, investment in mainland gas projects in line with the environmental policy of the Mainland China has been a long term strategic priority for this group's core business development. In particular, this group has participated in environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project and the West-to-East gas pipeline project. During the first eight months of 2002, this group concluded sino-foreign joint venture projects in three mainland cities with a vast territory, large population and prosperous commercial and industrial activities, namely Zhuhai in Guangdong Province, Taizhou in Jiangsu Province and Zibo in Shandong Province, for the transmission of natural gas. Recently, this group had entered into a framework agreement with Nanjing General Gas Company to establish a sino-foreign city gas joint venture and the total investment for the project will be RMB1.2 billion.

This group strives to strengthen its environmentally-friendly energy businesses in Hong Kong by expanding its filling station services to meet the demand for liquefied petroleum gas from the existing 16,000 taxis and 200 light buses. ECO Stations' current market share is approximately 32% and the business of ECO Stations generates steady revenue for this group. On the property development front, besides participating in two large development projects — Two International Finance Centre of Airport Railway Hong Kong Station project and Sai Wan Ho Ferry Concourse project — which are presently under construction, this group agreed with Henderson Land Development Company Limited in August to co-operate in the development of Ma Tau Kok South Plant Site which will provide a total gross floor area of over 1.1 million sq.ft. and is expected to be completed in 2005.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")- 30.98% owned by your Group: The interim results of Hong Kong Ferry for the six months ended 30th June, 2002 recorded HK$140 million in profit, representing a decrease of 45.8% from that in the same period last year. This group's profit from operations was mainly derived from the pre-sale of the residential units of Metro Harbour View. Subsequent to the successful pre-sale of Phase 1 of Metro Harbour View, Phase 2 was launched in April this year. The accumulated total number of units sold was approximately 1,500. Phases 1 and 2 are expected to be completed by late 2002 and late 2003 respectively, which will eventually generate profit to this group. In addition, this group is negotiating with Government over the land premium in respect of the future redevelopment plans regarding 222 Tai Kok Tsui Road and 6 Cho Yuen Street, Yau Tong.

Miramar Hotel and Investment Company, Limited ("Miramar")- 43.67% owned by your Group: For the year ended 31st March, 2002, Miramar reported a profit of HK$257 million, representing a substantial increase of 38.6% when compared to that of the previous financial year, as this group managed to improve the operating profitability through stringent cost control and pro-active marketing strategies, and successfully sold several plots of land in California, U.S.A. during the financial year. The occupancy rate and rental income from shopping and office properties remained steady for the financial year.

This group's hotel management business now manages a total of ten hotels and serviced apartments — five in Hong Kong, and five in the Mainland China. In facing the negative impact of the terrorist attack in the U.S., this group's flagship Hotel Miramar recorded a modest decline in its occupancy to 85%. It is expected that China's entry into World Trade Organisation and its hosting of Olympic Games 2008 will facilitate the growth of the tourism industry as well as the economic recovery of Hong Kong, which will benefit the overall business development of this group.

Henderson Cyber Limited ("Henderson Cyber")- 66.67% owned by your Group: Henderson Cyber reported a turnover of HK$67.5 million for the financial year ended 30th June, 2002, representing an increase of 1.4 times over that registered in the previous financial year as a result of the substantial increase shown in its retailing business. Other revenue, mainly represented by interest income from deposits and debt securities, was recorded at a much lower level as compared with that of the previous financial year due to the significant fall in interest rates during the year under review. With the great efforts of this group in controlling direct costs, the operating expenses of this group recorded for the year were similar to those registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2002 amounted to HK$136 million, after accounting for a HK$71.3 million provision for impairment loss in respect of data centre and network facilities and IT investments as well as a write-off of inventories in the amount of HK$11.3 million. In the long run, this group seeks to integrate its existing businesses and where feasible, to offer "one-stop shopping", while also exploring a range of partnerships and alliances with leading technology companies to accelerate access to technologies and further enhance the relationship with the large customer bases of Henderson Group and Hong Kong and China Gas.

PROSPECTS

Economic recovery in the United States has been taking place at a slow pace at a time of uncertainty in the Middle East. However, Mainland China was able to show steady sustained growth. Hong Kong, being right at the southern gateway of Mainland China, is able to benefit from its growth. There are abundant business opportunities to bring about the recovery of the local economy.

Stable income streams are generated from the Group's quality rental property portfolio, investment in infrastructural projects and contributions from listed associates, as well as the Group's diversified businesses in hotel and retailing operations and also in technology business. Your Group possesses abundant financial resources and will position itself well to invest in a prudent manner in suitable business opportunities that may arise for the expansion of the Group's business.

Since contributions to profit will continue to be generated from the Group's rental property portfolio and the Group's listed associates, it is anticipated that, in the absence of the unforeseen circumstances, the Group will show steady performance in the current financial year.

Lee Shau Kee
Chairman

Hong Kong, 3rd October, 2002

ANNOUNCEMENT

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2002 amounted to HK$1,780 million, representing a decrease of 10% from that reported in the previous financial year. The turnover of your Group showed an increase of 13% over that of the previous financial year and amounted to HK$1,188 million.

The audited consolidated results for the year ended 30th June, 2002 are as follows:

Consolidated Income Statement

	Notes	For the year ended 30th June 2002 HK$'000	2001 HK$'000
Turnover	1	**1,188,322**	1,050,751
Direct costs		**(599,921)**	(552,157)
Gross profit		**588,401**	498,594
Other revenue		**92,139**	96,140
Profit on disposal of investments in securities		**2,285**	101,272
Impairment in value of investment in securities		**(11,002)**	(16,953)
Impairment loss on property, plant and equipment		**(60,260)**	—
Deficit on revaluation of investments in securities		**(52,504)**	(31,948)
Selling and distribution costs		**(77,412)**	(109,968)
Other operating expenses		**(122)**	(3,716)
Administrative expenses		**(175,500)**	(167,165)
Profit from operations	1	**306,025**	366,256
Finance costs	2(a)	**(65,559)**	(135,721)
Profit on disposal of interests in associates		**134,455**	—
(Loss) / profit on disposal of interests in subsidiaries		**(4,417)**	582,181
Impairment in value of associates written back / (recognised)		**120,000**	(23,122)
Impairment in value of jointly controlled entity		**—**	(49,251)
Goodwill written off		**—**	(4,408)
Amortisation of goodwill		**(38,000)**	—
Share of results of associates		**1,580,147**	1,480,615
Share of results of jointly controlled entities		**—**	8,259
Profit before taxation	2	**2,032,651**	2,224,809
Taxation	3	**(250,132)**	(235,481)
Profit before minority interests		**1,782,519**	1,989,328
Minority interests		**(2,361)**	(11,479)
Profit attributable to shareholders		**1,780,158**	1,977,849
Dividends	4	**(619,812)**	(648,492)
Earnings per share	5	**HK$0.63**	HK$0.70

Notes to the Consolidated Income Statement

1 SEGMENTAL INFORMATION

The pincipal activities of the Group consisted of property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Group's revenue and segment result analysed by principal activity and geographical market are as follows:

By principal activity:

For the year ended 30th June, 2002

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	539,976	84,696	142,212	220,992	200,446	—	1,188,322
Other revenue	4,199	735	1,661	532	60,743	—	67,870
External revenue	544,175	85,431	143,873	221,524	261,189	—	1,256,192
Inter-segment revenue	62,509	1,740	—	—	4,524	(68,773)	—
Total revenue	606,684	87,171	143,873	221,524	265,713	(68,773)	1,256,192
Segment result	338,897	(10,590)	2,022	145,334	(45,352)	397	430,708
Interest income							24,269
Profit on disposal of investments securities							2,285
Impairment in value of investment in securities							(11,002)
Impairment loss on property, plant and equipment							(60,260)
Deficit on revaluation of investment in securities							(52,504)
Unallocated corporate expenses							(27,471)
Profit from operations							306,025

For the year ended 30th June, 2001

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	447,366	97,563	188,252	160,926	156,644	—	1,050,751
Other revenue	439	—	3,981	—	17,784	—	22,204
External revenue	447,805	97,563	192,233	160,926	174,428	—	1,072,955
Inter-segment revenue	67,087	1,500	—	—	2,874	(71,461)	—
Total revenue	514,892	99,063	192,233	160,926	177,302	(71,461)	1,072,955
Segment result	344,279	(897)	(13,150)	107,730	(116,115)	(6,224)	315,623
Interest income							73,936
Profit on disposal of investments in securities							101,272
Impairment in value of investment in securities							(16,953)
Deficit on revaluation of investment in securities							(31,948)
Unallocated corporate expenses							(75,674)
Profit from operations							366,256

By geographical market:

For the year ended 30th June, 2002

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**961,110**	**227,212**	**1,188,322**
Other revenue	**60,570**	**7,300**	**67,870**
External revenue	**1,021,680**	**234,512**	**1,256,192**

For the year ended 30th June, 2001

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	881,116	169,635	1,050,751
Other revenue	20,353	1,851	22,204
External revenue	901,469	171,486	1,072,955

2 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Interest on borrowings	**57,006**	107,975
Finance leases	**226**	162
Other borrowing costs	**8,327**	27,584
	65,559	135,721

(b) Items other than those separately disclosed in Notes 1 and 2(a):

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**83,148**	62,789
Staff costs	**220,773**	196,798
Cost of completed properties for sale	**2,145**	6,275

3 TAXATION

(a) Taxation in the consolidated income statement represents:

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
The Group		
— Hong Kong	**33,049**	41,530
— Other regions in the PRC	**9,040**	9,590
	42,089	51,120
Share of tax on results of associates	**208,043**	182,973
Share of tax on results of jointly controlled entity (other regions of PRC)	**—**	1,388
	250,132	235,481

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign jurisdiction during the year.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

4 DIVIDENDS

	For the year ended 30th June	
	2002	2001
	HK$'000	HK$'000
Special dividend	**—**	507
Interim dividend at HK$0.11 per share (2001: HK$0.11 per share)	**309,906**	309,906
Proposed final dividend after the balance sheet date at HK$0.11 per share (2001: HK$0.12 per share)	**309,906**	338,079
	619,812	648,492

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

5 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$1,780,158,000 (2001: HK$1,977,849,000) and on 2,817,327,395 ordinary shares (2001: 2,817,327,395 ordinary shares) in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the years ended 30th June, 2002 and 30th June, 2001.

6 COMPARATIVE FIGURES

Due to the adoption of revised / new SSAPs during the current year, the presentation of the income statement has been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 10th December, 2002. The total distribution per share of HK$0.22 for the full year, including the interim dividend of HK$0.11 per share already paid, represents a decrease of 4% from the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on 11th December, 2002.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 5th December, 2002 to Tuesday, 10th December, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Wednesday, 4th December, 2002.

FINANCIAL REVIEW

Review of results

During the year ended 30th June, 2002, the Group's turnover showed an increase and amounted to approximately HK$1,188 million (2001: HK$1,051 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders decreased to approximately HK$1,780 million (2001: HK$1,978 million) in the period under review and this can be partly accounted for by the substantial income brought about by two substantial non-recurrent items recorded in the previous financial year, namely, income generated from the spin-off and separate listing of Henderson Cyber Limited and profit on disposal of investment securities. However, the Group also recorded in the financial year under review a non-recurrent profit amounting to approximately HK$134 million on the disposal of its 25% interest in an associated company which owned the retail shopping podium of the City One Shatin project for long-term rental purpose.

The Group's profit from rental properties amounted to approximately HK$339 million (2001: HK$344 million) in the financial year under review based on gross rental of approximately HK$607 million (2001: HK$515 million). Against a background of general decline in the investment property market, such resilience shown from the Group's rental property portfolio was mainly a result of the positioning strategy adopted by the Group whereby rental retail shopping centres of the Group situate in the centre of new towns and located right at the transportation nodes such as Trend Plaza and Shatin Centre actually recorded steady rent level over the period under review.

The Group's profit contributed from its investment in infrastructure projects in Mainland China increased to approximately HK$145 million as compared to HK$108 million recorded for eight months in the previous financial year before China Investment Group Limited became a subsidiary of the Group.

During the financial year under review, the hotel operation of the Group, after deducting all relevant operating costs and expenses, recorded a loss of approximately HK$11 million (2001: HK$1 million) in respect of segmental result due to a slight decrease income in room tariffs. As for the Group's department store operation, a small profit of approximately HK$2 million was registered notwithstanding the deflationary environment prevailing during the financial year under review as compared to a loss of approximately HK$13 million registered in the previous financial year.

Other business activities of the Group registered a combined loss of approximately HK$45 million (2001: Loss of HK$116 million) in the financial year under review. Such business activities included information technology services business which incurred a loss of approximately HK$72 million whilst the Group's security services business and other businesses had shown satisfactory results during the period under review.

Share of profit less losses of associates of the Group was mainly represented by contributions from the Group's investment in the three listed associates and this reached a total amount of approximately HK$1,580 million (2001: HK$1,481 million) in the financial year under review, evidencing the resilient and recurrent nature of this income source.

Liquidity, financial resources and capital structure

The Group's total net bank borrowing after deducting cash holdings of approximately HK$668 million amounted to approximately HK$896 million as at the end of the financial year under review. Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	2002 **(In HK$'000)**	2001 (In HK$'000)
Bank Loans and Borrowings Repayable:		
Within 1 year	**430,772**	273,150
After 1 year but within 2 years	**996,304**	751,421
After 2 years but within 5 years	**70,870**	858,170
After 5 years	**65,275**	96,980
Total Bank Loans and Borrowings	**1,563,221**	1,979,721
Less: Cash at bank and in hand	**(667,601)**	(1,080,547)
Total Net Bank Borrowings	**895,620**	899,174

The Group's interest expense was recorded at approximately HK$66 million (2001: HK$136 million) for the past financial year and showed a substantial decrease under a low interest rate environment. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature.

As of 30th June, 2002, shareholders' fund of the Group amounted to approximately HK$19,959 million (2001: HK$19,250 million) showing a similar level as that recorded as at the end of the previous financial year. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains low in comparison. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as future expansion.

Gearing ratio & financial management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholder' funds amounted to 4.5% (2001: 4.7%). Profit from operations of HK$306 million (2001: HK$366 million) covered the total interest expense of HK$66 million (2001: HK$136 million) by 4.6 times for the financial year under review (2001: 2.7 times).

Assets of the Group had not been charged to any third parties in the financial year under review except for a very small portion of banking facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 3rd October, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of the Company will be held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Tuesday, 10th December, 2002 at 12:00 noon to transact the following businesses:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a Final Dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(b) the expression "Relevant Period" shall for the purposes of this Resolution have the same meaning as assigned to it under Ordinary Resolution (A) set out in the notice convening this Meeting.

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the

Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) above provided that such amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$720,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$0.20 each up to but not exceeding 600,000,000."

By Order of the Board
John Yip
Secretary

Hong Kong, 3rd October, 2002

Notes:

(1) A member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 6th Floor, World-Wide House, 19 Des Voeux Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 5th December, 2002 to Tuesday, 10th December, 2002, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Wednesday, 4th December, 2002.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2002 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

(6) Concerning Ordinary Resolution (D) of item 5 above, approval is being sought from Members to increase the authorised share capital of the Company from time to time up to but not exceeding HK$720,000,000 as and when required.

Please also refer to the published version of this announcement in South China Morning Post.